File No. 812-13624

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of:
Van Eck Associates Corporation;
Van Eck Securities Corporation; and
Market Vectors ETF Trust

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Fifth Amended and Restated Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to amend an order under Section 6(c) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

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All communications and orders to:

Mr. Joseph J. McBrien	Mr. Stuart M. Strauss
Van Eck Associates Corporation	Dechert LLP
335 Madison Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

Page 1 of 28 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on August 25, 2010

I.        INTRODUCTION

          In this fifth amended and restated application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with the Adviser and the Distributor, the “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend a prior order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Prior Order”).2

          The Prior Order permitted, among other things: (a) series of an open-end management investment company (each a “Fund,” collectively, the “Funds”) to issue shares (“Shares”) with limited redeemability that can be traded in the secondary market at market prices; (b) secondary market

1            All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

2            Applicants previously submitted an application with the Commission (File No. 812-12947) on March 25, 2003, as amended (the “Domestic Application”), requesting relief with respect to the offering of funds based on indexes of domestic equity securities. The Domestic Application was noticed in Release No. IC-27283 dated April 7, 2006 and the order granting the relief requested was contained in Release No. IC-27311 dated May 2, 2006 (the “Domestic Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13339-01) on November 1, 2006, as amended (the “Foreign Application”), requesting relief with respect to the offering of funds based on indexes of foreign equity securities and the elimination of Condition 1 from the Domestic Application. The Foreign Application was noticed in Release No. IC-27694 dated January 31, 2007 and the order granting the relief requested was contained in Release No. IC-27742 dated February 27, 2007 (the “Foreign Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13426) on September 27, 2007, as amended (the “Fixed Income Application”), requesting relief with respect to the offering of funds based on indexes of fixed income securities. The Fixed Income Application was noticed in Release IC-28007 dated September 28, 2007 and the order granting the relief requested was contained in Release No. IC-28021 dated October 24, 2007 (the “Fixed Income Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13507) on March 10, 2008, as amended (the “Hard Assets Application”), requesting relief with respect to the offering of funds based on equity securities indexes for which the investment adviser may be deemed a sponsor. The Hard Assets Application was noticed in Release IC-28349 dated July 31, 2008 and the order amending the Domestic Order, the Foreign Order and the Fixed Income Order granting the relief requested was contained in Release No. IC-28365 dated August 25, 2008 (the “Hard Assets Order”). The Domestic Application, Foreign Application, Fixed Income Application and Hard Assets Application are collectively referred to as the “Prior Application” and the Domestic Order, Foreign Order, Fixed Income Order and Hard Assets Order are collectively referred to as the “Prior Order.” All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (c) dealers to sell such Shares to secondary market purchasers unaccompanied by a statutory prospectus (“Prospectus”) when prospectus delivery is not required by the Securities Act of 1933, as amended (the “Securities Act”); (d) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (e) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of aggregations of Shares of such Funds. The Funds seek to track the performance of equity and fixed income indexes developed by either (i) third parties that are not “affiliated persons” (as such term is defined in Section 2(a)(3) of the Act), or affiliated persons of affiliated persons, of the Trust, the Adviser, any sub-adviser to a Fund, the Distributor or a promoter of a Fund or (ii) by the Adviser who may be deemed a sponsor of an underlying index due to licensing arrangements between the Adviser and S-Network Global Indexes, LLC or other similar arrangements.

          The Prior Order also (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust, to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act, (ii) permitted each Fund, the Distributor and any Broker to sell Shares to an Investing Fund beyond the limits of Section 12(d)(1)(B) and (iii) granted relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund that owns 5% or more of the Shares of such Fund.

          Except as permitted by the Hard Assets Order, the Prior Order provides that no entity that creates, compiles, sponsors or maintains an underlying index is, or will be, an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Distributor, promoter or any sub-adviser to a Fund. Applicants seek an Order to offer certain Funds based on equity and/or fixed income securities indexes for which the Adviser or an “affiliated person” of the Adviser as defined in Section 2(a)(3) of the Act, is an Index Provider (each a “Self Indexing Fund”).

Applicants request that the Order apply to any Self Indexing Funds, including Self Indexing Funds offered in the future that are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser and operate pursuant to the terms and conditions of the Prior Order, as amended by this Application. Applicants also request that the Order extend the relief permitting each Fund, the Distributor and any Broker to sell Shares to an Investing Fund beyond the limits of Section 12(d)(1)(B) to apply to the extent necessary to Self Indexing Funds.

          The requested relief is virtually identical to the prior relief granted by the Commission to the exchange-traded funds (“ETFs”) issued by the WisdomTree Trust3 (“WisdomTree Trust”) and IndexIQ ETF Trust4 (“IndexIQ”).

          Applicants also seek to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act and revising the Prior Application for the Prior Order by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Application and in the conditions. Applicants further seek to delete a related condition to the Prior Order.

          Applicants also seek to amend the Prior Order to modify the 80% investment requirement, to modify the discussion of Depositary Receipts and to revise the discussion of the composition of Deposit Securities and Fund Securities, as described below.

          Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the Funds are equally applicable to any Self Indexing Funds. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

3            See In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (“WisdomTree Order”).

4            See In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (“IndexIQ Order”).

          Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund; and that the proposed transactions are consistent with the general purposes of the Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.      BACKGROUND

          A.       THE APPLICANTS.

          The Trust – The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust currently consists of 33 Funds. Each Fund has or will have a distinct investment objective to track a particular index and will utilize either a replication or representative sampling strategy which will be disclosed in each Fund’s Prospectus.5 The Trust is managed by a board of trustees (the “Board”).

          The Adviser – Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

5            All representations and conditions contained in this Application that require a Fund to disclose particular information in its Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

          The Distributor – Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute Shares on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser.

          B.       THE FUNDS.

          The Self Indexing Funds will operate in a manner identical to that of the Funds that were the subject of the Prior Order, except as described in this Application. “Funds” includes the Self-Indexing Funds.

          C.       THE UNDERLYING INDEXES AND LICENSING ARRANGEMENTS

          Each underlying index for a Self Indexing Fund (each an “Underlying Index”) is or will be a rules based index comprised of equity and/or fixed income securities (including depositary receipts). A wholly owned subsidiary of the Adviser currently domiciled in Germany (the “Index Provider”) will create and/or own a proprietary, rules based methodology (“Rules-Based Process”) to create indexes for use by the Self Indexing Funds and other equity or fixed income investors6. The Underlying Indexes will be “transparent,” meaning that (i) both the Rules-Based Process and the composition of each Underlying Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Underlying Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) and (iv) all such changes will be made freely available to the public. The Index Provider, as owner of the Underlying Indexes and all intellectual

6            The Underlying Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser or subadviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser or subadviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Index(es) or a representative sample of such constituents of the Underlying Index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

property related thereto, intends to license the use of the Underlying Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Self Indexing Funds. The licenses for the Self Indexing Funds will specifically state that the Adviser must provide the use of the Underlying Indexes and related intellectual property at no cost to the Trust and the Self Indexing Funds.

          D.     THE NEED FOR EXEMPTIVE RELIEF

          Applicants believe that each Self Indexing Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior Order except that the Self Indexing Funds will seek to track Underlying Indexes that will be provided by the Index Provider. Indeed, Applicants submit that, were the Index Provider not an “affiliated person” of the Adviser, the Trust and the Self Indexing Funds, (i) each Self Indexing Fund’s use of its Underlying Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs, including the Funds, currently trading and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Self Indexing Funds will be virtually identical to that of the ETFs issued by WisdomTree Trust and IndexIQ, and but for the presence of the affiliated Index Provider, the existing Funds. Applicants further submit that the operation of the Self Indexing Funds and the Self Indexing Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

          Applicants contend that the potential conflicts of interest arising from the fact that the Index Provider will be an “affiliated person” of the Adviser are not actual concerns, and will not have any impact on the operation of the Self Indexing Funds, because the Underlying Indexes will maintain transparency, the Self Indexing Funds’ portfolios will be transparent and the Index Provider, the Adviser, any Sub-Adviser and the Self Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest (“Policies and Procedures”). Among other things, the Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Underlying Indexes between the “Index Administrator” (the employee of the Index Provider with ultimate responsibility for the Underlying Indexes and Rules-Based Process), the “Index Group” (those employees of the Index Provider appointed to assist the Index Administrator in the performance of his/her duties) and the employees of the Adviser. In conjunction with the Policies and Procedures, the restrictions on the Rules-Based Process will prevent the Adviser, or any person affiliated with it or any Self Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from an Underlying Index or from any Self Indexing Fund that tracks the Underlying Indexes.

          Applicants assert that the Underlying Indexes will be as transparent as other indexes used by existing affiliated index-based ETFs (e.g., Wisdom Tree Order). Like the indexes used by ETFs currently trading, the Underlying Indexes owned by the Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Index Provider will publish in the public domain, including on its website and/or the Self Indexing Funds’ website (“Website”), the rules that govern the construction and maintenance of each of its Underlying Indexes. Applicants believe that this will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider. Of course, like all index providers, the Index Provider reserves the right to modify the Rules-Based Process in the future. While the Index Provider does not presently contemplate specific changes to the Rules-Based Process, it could be modified, for example, to reflect changes in the underlying market tracked by an Underlying Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Group has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. The Index Administrator and Index Group are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any person affiliated with it or any Self Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Underlying Index or from any Self Indexing Funds that track the Underlying Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Underlying Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Underlying Indexes that will be owned by the Index Provider will be as transparent as other affiliated indexes underlying existing ETFs.

          E.       POLICIES AND PROCEDURES TO GUARD AGAINST CONFLICTS OF INTEREST

          The limitation in the Prior Order referred to above is based on concerns regarding the following conflicts of interest that could result if the Index Provider has one of the proscribed relationships with the Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Self Indexing Fund: the potential ability of the affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self Indexing Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

          Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the

Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented and addressed in the WisdomTree Order. The Adviser and the Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

          First, the Adviser will disclose the potential for conflicts to the Self Indexing Funds and their shareholders. Second, as discussed further herein, the Index Provider will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of each Underlying Index (“Underlying Index Constituents”) and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest among the Self Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

          To the extent the Self Indexing Funds transact with an affiliated person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Subject to the approval of the Self Indexing Funds’ Board, the Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser

Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

          F.       INDEX PROVIDER AND CALCULATION AGENT

                    1.       General

          As owner of the Underlying Indexes, the Index Provider will enter into an agreement (“Calculation Agent Agreement”) with a third party to act as “Calculation Agent.” The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Self Indexing Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities and will determine the number, type and weight of Underlying Index Constituents that will comprise each Underlying Index and will perform all calculations necessary to determine the proper make-up of each such Underlying Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Underlying Index, as well as the dissemination of the values of each Underlying Index and (ii) the Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Underlying Index on the relevant Reconstitution Dates and Rebalance Dates.7

          The Calculation Agent will disseminate Underlying Index information through one or more unaffiliated third party data providers, which are available to subscribers. Underlying Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The “price index values”8 of each Underlying Index will be calculated by the Calculation Agent and disseminated in accordance with the rules of the Exchange9. Information about each

7            The Index Provider will reserve the right to modify the Rules-Based Process in the future.

8            A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price index value” reflects only price appreciation (or depreciation) of the constituent securities.

9            NYSE Arca, Inc. rules generally require current index values for U.S indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global indices to be widely disseminated by one or more major market data vendors at least every 60

Underlying Index, including data on Underlying Index Constituents and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Underlying Index (“Rule Book”). The Index Group will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. The Index Administrator and the Index Group do not, and will not, have any responsibility for management of the Self Indexing Funds.

2.	Component and Weighting Changes

          In accordance with the Rules-Based Process, the Index Group will provide the data to the Calculation Agent, who will update each Underlying Index on at least an annual basis (and in some cases on a more frequent periodic basis) to add or delete individual Underlying Index Constituents that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”)10 and to rebalance the Underlying Index Constituents from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). For Underlying Indexes with more frequent reconstitution, individual Underlying Index Constituents will be added or deleted pursuant to the Rules-Based Process after the close of trading on the days specified in the Rule Books pertaining to such Underlying Indexes. The Index Provider will not disclose any information concerning the identity of Underlying Index Constituents that have been added to, or deleted from, each Underlying Index, or the weightings of such Underlying Index Constituents, to the Adviser, any Sub-Adviser, the Self Indexing Funds or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly seconds during the core trading session. In addition, the NYSE Arca, Inc. rules generally require the value of the index to be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index are securities of a single country other than the United States, then the value of the index may be calculated and disseminated to the public at least once per business day in that country.

[10]          Underlying Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Underlying Index will be made available on the Website and will also be disclosed in the Prospectus for each such Self-Indexing Fund.

disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Administrator and the Index Group in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. The Index Provider, the Index Administrator, the Index Group and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser or their affiliates until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). As employees of the Index Provider, the Index Administrator and members of the Index Group (i) will not have any responsibility for the management of the Self Indexing Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self Indexing Funds or the Affiliated Accounts until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

          The new Underlying Index Constituents and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self Indexing Funds and the Accounts). Again, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Underlying Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).

          Underlying Index Constituents may be added to and/or deleted from any Underlying Index on a day other than the Reconstitution Date if there is a change to the Rules-Based Process that results in such new constituents being added to such Underlying Index. Changes to the Rules-Based Process resulting in the addition and/or deletion of Underlying Index Constituents to any Underlying Index on a day other than the Reconstitution Date should occur only infrequently, if at all. In addition, Underlying Index Constituents may be added to and/or deleted from an Underlying Index on a day other than the Reconstitution Date as a result of the occurrence of “corporate actions” as set forth in the Rule Books. These additions and/or deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Underlying Index Constituents will not be added to any Underlying Index other than on a Reconstitution Date.

          As is the case with other index ETFs, each Self Indexing Fund will make changes to its portfolio holdings in response to certain announced changes in its Underlying Index when the Adviser or Sub-Adviser believes it is in the best interest of the Self Indexing Fund to do so. Additions to and deletions from a Self Indexing Fund’s portfolio holdings could be made (i) immediately or shortly after a change to its Underlying Index Constituents or Rules-Based Process is announced, (ii) on or about the date the announced change to such Underlying Index Constituents or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Self Indexing Fund’s portfolio holdings, the Adviser or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self Indexing Fund’s tracking error against its Underlying Index.

G.	TRANSPARENCY OF UNDERLYING INDEXES

          The Index Provider will describe the basic concept of each Underlying Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and Underlying Index weightings of the companies that meet the criteria of the Rules-Based Process will be readily ascertainable by anyone, since the Rules-Based Process, including the selection criteria, will be freely available. The Index Administrator will not provide any employee or director of the Index Provider (except other members of the Index Group), Adviser, any Sub-Adviser, Account or the Self Indexing Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.11

          The Website will also include information designed to educate investors. The Calculation Agent will make available to the Index Provider information on the Underlying Indexes that the Index Provider will make available to the general public on the Website. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Underlying Index Constituents of each Underlying Index and their respective weightings in each Underlying Index as of the close of the prior Business Day, the portfolio holdings held by each Self Indexing Fund and their respective weightings, and each Self Indexing Fund’s per share NAV, closing price and a calculation of the premium or discount of such price against such NAV, all as of the prior Business Day. The components and weightings of the Underlying Indexes, as well as the portfolio holdings of each Self Indexing Fund, are also expected to be available through unaffiliated third-party data vendors.

          Changes to the Underlying Index Constituents made by the Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such Index Provider and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the Index Provider employees outside of the Index Group, the Adviser, any Sub-Adviser nor any Self Indexing Fund, is notified of actions prior to the general investing public, except as described herein.

          Applicants believe that each Underlying Index will maintain transparency. All components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs. The

11          However, in accordance with the Policies and Procedures, the Index Administrator may make information available to very senior management or other personnel of the Adviser or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, other than portfolio management for the Self-Indexing Funds or Affiliated Accounts. The Adviser will adopt Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Underlying Indexes.

Index Provider will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the Underlying Indexes. Also, the Index Provider will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Group, from disseminating or using non-public information about pending changes to the Underlying Index Constituents or Rules-Based Process, except as described herein. These policies will specifically prohibit the members of the Index Group from sharing any non-public information about the Underlying Indexes with any personnel of the Adviser or Sub-Adviser responsible for management of the Self Indexing Funds and/or any Affiliated Account. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Self Indexing Funds and/or any Affiliated Account from sharing any non-public information about the management of the Self Indexing Funds and any Affiliated Account with any personnel of the Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Indexes. The Adviser has and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

          In addition, the Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Index Provider, the Adviser, any Sub-Adviser, and the public at the same time, except as otherwise described herein.

          The Index Administrator and other Index Group members will be employees of the Index Provider. The Calculation Agent is not, and will not be, affiliated with the Index Provider, the Adviser or any Sub-Adviser. The Index Group personnel responsible for creating and monitoring the Underlying

Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes are employees of separate organizations and will be located in physically separate offices. Members of the Index Group, including the Index Administrator, will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities. Furthermore, the Index Provider will adopt Policies and Procedures which impose a restricted list and blackout period requirements12 on all members of the Index Group.

          The portfolio managers responsible for day-to-day portfolio management of the Self Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self Indexing Funds and Affiliated Accounts will be employees of the Adviser. The personnel of the Adviser and those of any Sub-Adviser responsible for any day-to-day portfolio management will be employees of separate organizations. Neither the Adviser nor any Sub-Adviser will have access to the computer systems used by the Calculation Agent nor to the computer systems used by the Index Group to monitor, calculate and rebalance the Underlying Indexes. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Self Indexing Fund and/or any Affiliated Account to comply with the Restricted List and Blackout Period requirements and require reporting on securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. The Adviser has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and

12            The Index Provider will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Access Person (as defined in these procedures and requirements) will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” will include any security that is an Underlying Index Constituent of any Underlying Index upon which a Self Indexing Fund or Affiliated Account is based. The “Blackout Period” is a time period which extends seven calendar days—from the close of trading a full 24 hours before the Self Indexing Fund or Affiliated Account or portfolio manager for such Self Indexing Fund or Affiliated Account receives its rebalance or reconstitution information from the Index Provider until three trading days after such Self Indexing Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Index Provider. For example, if a Self Indexing Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

H.	THE SELF-INDEXING FUNDS DO NOT RAISE CONCERNS

	1.	Portfolio Transparency, “Front Running” and “Free Riding.”

                    As discussed throughout this Application, Applicants believe that the information about each Self Indexing Fund’s portfolio holdings, the composition of its Underlying Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by other ETFs currently listed and traded. In addition, the current values of the Fund Deposit, on a per Share basis, and each Underlying Index will be disseminated in accordance with the rules of the Exchange. Further, the identity of Deposit Securities, and Fund Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided under the Prior Order.

                    Applicants believe that the disclosure of Self Indexing Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self Indexing Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self Indexing Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Self Indexing Fund’s investment strategies without paying the Self Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

2.	Arbitrage Mechanism.

                    Applicants assert that the arbitrage opportunities offered by the Self Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

                    Applicants have every reason to believe that the design, structure and transparency of the Self Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self Indexing Fund’s structure, Applicants submit that the secondary market prices for Shares of such Self Indexing Funds should trade at prices close to NAV and should reflect the value of each Self Indexing Fund’s portfolio.

3.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals

                    In the IndexIQ Order and WisdomTree Order, the Commission considered the potential conflicts presented by an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.13 Applicants believe the potential conflicts of interest presented and addressed in the IndexIQ Order and WisdomTree Order are identical to the potential conflicts created by the operation of the Self Indexing Funds and the Underlying Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

                    Applicants have or will adopt Policies and Procedures designed to address potential conflicts virtually identical to those as adopted by WisdomTree and its affiliates. As discussed above, the Adviser has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds and the Affiliated Accounts. Similarly, the Index Provider will adopt Policies and Procedures that prohibit the members of the Index Group from disseminating or using non-

13          See footnotes 3 and 4, supra.

public information about pending changes to Underlying Index Constituents or the Rules-Based Process except in connection with the performance of their respective duties. These Policies and Procedures will specifically prohibit members of the Index Group from sharing any non-public information about the Underlying Indexes with personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Accounts, except as described herein. The Adviser will adopt Policies and Procedures that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Self-Indexing Funds and Affiliated Accounts with the Index Provider’s and Calculation Agent’s personnel, including those responsible for creating and monitoring the Underlying Indexes. Any Sub-Adviser will be instructed to not discuss and will have adopted, Policies and Procedures that prohibit the Sub-Adviser from disclosing non-public information about portfolio management of the Self-Indexing Funds and Affiliated Accounts with the Index Provider’s and Calculation Agent’s personnel, including those responsible for creating and monitoring, the Underlying Indexes.

          I.       INVESTORS USES AND BENEFITS OF PRODUCTS

                    Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradeability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Self-Indexing Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Underlying Index Constituents of the relevant Underlying Index, the portfolio holdings of each Self-Indexing Fund, and Deposit/Fund Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Self-Indexing Fund’s holdings as well as the performance of its Adviser and Sub-Adviser.

                    Applicants have made every effort to structure the Self-Indexing Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will have information readily available as to how changes in each Underlying Index are determined and information with respect to all changes made to each Underlying Index will be available to all investors at the same time. Given that each Self-Indexing Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Fund Securities to favor an affiliate.

III.       IN SUPPORT OF THE APPLICATION

          The Self Indexing Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the other Funds. The requested relief would amend the Prior Order to apply to the Self Indexing Funds whose Underlying Indexes are provided by an affiliated index provider. The Self Indexing Funds will comply with the terms and conditions of the Prior Order as amended by this Application.

          Further, the Index Provider will retain an unaffiliated third party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Index Provider, the Adviser, any Sub-Adviser, on behalf of the Self-Indexing Funds and Affiliated Accounts, as applicable, and the public at the same time, except as otherwise described Section II.F. above. The Index Group personnel responsible for creating and monitoring the Underlying Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes are employees of separate organizations and will be located in physically separate offices. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management are employees of separate organizations. Also, as discussed above, the Index Provider will adopt Policies and Procedures which impose Restricted List and Blackout Period requirements on all members of the Index Group. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Self-Indexing Fund and any Affiliated Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted the policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

          Based on the policies and procedures to be adopted by the Applicants to guard against conflicts of interest described in this Application, Applicants believe: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Self Indexing Fund; and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

IV.	DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(d) OF THE ACT AND CHANGES TO DISCLOSURE REQUIREMENTS

          Applicants seek to amend the Prior Order to delete the relief granted from the requirements of Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should make unnecessary any need by a Fund to use a Product Description. Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to the Product Descriptions including in the conditions, and the deletion of condition 7 to the Prior Order. 14

          Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Application and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to ETFs as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

V.      INVESTMENT OBJECTIVES AND POLICIES

          The application for the Prior Order states, that a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. Applicants seek to amend the Prior Order to require a Fund to hold at least 80% of its total assets

14            Condition 7 states “Before an Index Fund may rely on this order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares.”

in Component Securities of its Underlying Index or in Depositary Receipts or TBAs representing Component Securities.15

VI.     DEPOSITARY RECEIPTS

          The application for the Prior Order states, among other things, that the Fund will invest only in Depositary Receipts listed on an Exchange and that all Depositary Receipts in which the Funds invest will be sponsored by the issuers or the underlying security, except for certain specified exceptions. Applicants seek to amend the application for the Prior Order by replacing the discussion of Depositary Receipts with the following:

          “Depositary Receipts” include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of applicants will serve as the depositary for any Depositary Receipts held by a Fund. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

VII.    COMPOSITION OF DEPOSIT SECURITIES AND FUND SECURITIES

          The Fixed Income Application amended the Prior Order to provide that Deposit Securities and Fund Securities generally will correspond pro rata, to the extent practicable, to the Portfolio Securities of a Fund. The Fixed Income Application further stated that in some cases, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of a Fund’s

15            Applicants note that the Market Vectors China ETF (formerly known as the Market Vectors China A Share ETF) will operate under the previous version of the representation.

portfolio. Applicants seek to amend this discussion of the composition of Deposit Securities and Fund Securities by replacing the discussion with the following:

          Deposit Securities and Fund Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, the Deposit Securities and Fund Securities may differ from each other (and from the Portfolio Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.

VIII.  CONDITIONS

          Applicants agree that any order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except that condition 7 will be deleted.

IX.     REQUEST FOR ORDER

          Applicants respectfully request that the Commission grant an Order (i) amending the Prior Order and (ii) deleting the exemption from Section 24(d) granted by the Prior Order.

X.     AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Investment Company Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

          Joseph J. McBrien is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President of the Distributor; and the Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary of the Trust.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION

By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien Title: Senior Vice President		Name: Joseph J. McBrien Title: Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien Title: Senior Vice President and Secretary

Dated as of: August 25, 2010

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated August 25, 2010 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Date: August 25, 2010